SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For January 2015
Commission File Number 0-28800
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DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2015, incorporated by reference herein:
Exhibit
99.1 Release dated January 7, 2014, entitled “APPOINTMENT OF EXECUTIVE DIRECTOR ”
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: January 7, 2014 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
Interest Rate Issuer code: DRDI
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
APPOINTMENT OF EXECUTIVE DIRECTOR
Further to the Stock Exchange News Service announcement released on 12 December 2014, shareholders of DRDGOLD are advised that newly appointed Chief Financial Officer, Mr. Riaan Davel, has been appointed executive director of the Company with effect from 6 January 2015.
Roodepoort
7 January 2015
Sponsor and Debt Sponsor
One Capital